Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

Director / PDMR Share Dealing

Oxford, UK, Cambridge, MA, US, 17 July 2018 - Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), announces that it was notified on 16 July 2018 that Dr Frank Armstrong, Summit’s Non-Executive Chairman, purchased 25,000 ordinary shares of 1p each in the Company at 39.5 pence per share.

Following this purchase, his shareholding in the Company has increased to 39,442 ordinary shares, representing approximately 0.05% of the Company’s issued share capital.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

Notification of a Transaction pursuant to Article 19(1) of Regulation (EU) No. 596/2014

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Frank Armstrong

2	Reason for the notification

a)	Position / status	Non-Executive Chairman

b)	Initial notification / Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Summit Therapeutics plc

b)	LEI	213800NRW8AOMYMTBD89

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of 1 pence each
	Identification code	GB00BN40HZ01

b)	Nature of the transactions	Purchase of ordinary shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		39.5 pence	25,000

d)	Aggregated information
- Aggregated volume
- Price

e)	Date of the transaction	16 July 2018

f)	Place of the transaction	London Stock Exchange

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients, and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

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